     Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163430
PROSPECTUS SUPPLEMENT NO. 7
Dated June 4, 2010
(to Prospectus dated December 23, 2009)
6,255,313 Shares
Alon USA Energy, Inc.
Common Stock

     This Prospectus Supplement No. 7 relates to the offer and resale from time to time of up to 6,255,313 shares of our common stock by the selling stockholder and supplements our Prospectus dated December 23, 2009 (as previously supplemented by the prospectus supplements dated January 5, 2010, January 27, 2010, March 2, 2010, March 16, 2010, May 6, 2010 and May 11, 2010, the “Prospectus”). You should read this Prospectus Supplement No. 7 together with the Prospectus.
     Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 4, 2010.
     The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 7 supersedes the information contained in the Prospectus.
     Investing in our common stock involves certain risks. See the “Risk Factors” section beginning on page 1 of the Prospectus and contained in our Annual Report on Form 10-K for the year ended December 31, 2009.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is June 4, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): May 28, 2010
ALON USA ENERGY, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-32567	74-2966572
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
(Address of Principal Executive Offices) (Zip Code)
Registrant’s telephone number, including area code: (972) 367-3600

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.
Supply and Offtake Agreement
     On May 28, 2010, Alon Refining Krotz Springs, Inc. (“ARKS”) entered into an Amended and Restated Supply and Offtake Agreement (the “Supply and Offtake Agreement”) with J. Aron & Company (“J. Aron”). ARKS is a wholly-owned subsidiary of Alon USA Energy, Inc., the registrant. Pursuant to the Supply and Offtake Agreement, (i) J. Aron agreed to sell to ARKS, and ARKS agreed to buy from J. Aron, at market price, crude oil for processing at the Krotz Springs, Louisiana refinery owned and operated by ARKS (the “Krotz Springs Refinery”) and (ii) ARKS agreed to sell, and J. Aron agreed to buy, at market price, certain refined products produced at the Krotz Springs Refinery.
     Incident to the execution of the Supply and Offtake Agreement, ARKS also entered into agreements that provided for the sale, at market price, of ARKS’ crude oil and certain refined product inventories to J. Aron, the lease to J. Aron of crude oil and refined product storage tanks located at the Krotz Springs Refinery, and an agreement to identify prospective purchasers of refined products on J. Aron’s behalf. The Supply and Offtake Agreement has an initial term that expires on May 31, 2012 and automatically renews for up to four additional 12-month terms unless either party provides notice of termination at least six months prior to the end of the then-current term. Following expiration of the Supply and Offtake Agreement, ARKS is obligated to purchase the crude oil and refined product inventories then owned by J. Aron and located at the Krotz Springs Refinery.
     The Supply and Offtake Agreement includes customary events of default and restrictions on the activities of ARKS.
Standby LC Facility
     On May 28, 2010, ARKS entered into a Credit Agreement (the “Standby LC Facility”) by and between ARKS, as Borrower, and Goldman Sachs Bank USA, as Issuing Bank.
     The Standby LC Facility provides for letters of credit to be issued to J. Aron in an aggregate amount of up to $200 million and at this time there is no further availability under the Standby LC Facility. Obligations under the Standby LC Facility are secured by a first priority lien on the existing and future accounts receivable and inventory of ARKS.
     In the event that ARKS defaults under the Supply and Offtake Agreement, J. Aron may present the letter of credit issued under the Standby LC Facility for payment. Following such a payment, interest on the disbursed amounts shall accrue at a rate of up to Base Rate plus 5% per annum (as more fully described in the Standby LC Facility).
     The Standby LC Facility includes customary events of default and restrictions on the activities of ARKS and its subsidiaries. The Standby LC Facility contains no financial maintenance covenants or minimum borrowing base requirements.

     Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
     The information set forth above in Item 1.01 is incorporated by reference into this Item 2.03.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALON USA ENERGY, INC.
By:	/s/ Harlin R. Dean
Harlin R. Dean
Senior Vice President — Legal, Secretary and General Counsel

Date: June 4, 2010